Filed Pursuant to Rule 424(b)(3)

Registration No. 333-229498

PROSPECTUS SUPPLEMENT NO. 15

(to Prospectus dated March 8, 2019)

REPRO MED SYSTEMS, INC.

11,101,697 shares of common stock

This prospectus supplement No. 15 supplements and amends the prospectus dated March 8, 2019, as supplemented by prospectus supplement No. 1, dated April 29, 2019, as further supplemented by prospectus supplement No. 2, dated May 7, 2019, prospectus supplement No. 3, dated May 8, 2019, prospectus supplement No. 4, dated June 27, 2019, prospectus supplement No. 5, dated July 2, 2019, prospectus supplement No. 6, dated August 7, 2019, prospectus supplement No. 7, dated September 4, 2019, prospectus supplement No. 8, dated October 1, 2019 and prospectus supplement No. 9, dated October 14, 2019, prospectus supplement No. 10, dated October 23, 2019, prospectus supplement No. 11 dated November 5, 2019, prospectus supplement No. 12 dated November 6, 2019, prospectus supplement No. 13 dated November 12, 2019 and prospectus Supplement No. 14 dated January 24, 2020 (collectively, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-229498). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate solely to 11,101,697 shares of Repro Med Systems, Inc. common stock, par value $0.01 per share, which we refer to as our common stock, which may be offered for sale from time to time by the stockholders named under the heading “Selling Stockholders” in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus, including any supplements or amendments thereto. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Our common stock is currently listed on the NASDAQ Capital Market under the symbol “KRMD.” The closing price of our common stock as reported on the NASDAQ Capital Market on February 21, 2020, was $7.23.

Investing in our common stock involves risks, and you should not invest unless you can afford to lose your entire investment. See the section entitled “Risk Factors” beginning on page 5 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 25, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   February 25, 2020

REPRO MED SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

New York	0-12305	13-3044880
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

24 Carpenter Road, Chester, New York	10918
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code   (845) 469-2042

not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  [_]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  [_]

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
common stock, $0.01 par value	KRMD	NASDAQ Capital Market

ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On February 25, 2020, Repro Med Systems, Inc. dba KORU Medical Systems (“KORU”) issued a press release announcing its operating and financial results for the fourth quarter and year ended December 31, 2019 and a related conference call to be held on February 26, 2020 at 9:00 am Eastern Time.

KORU is making reference to non-GAAP financial information in both the press release and the conference call. A reconciliation of GAAP to non-GAAP results is provided in the attached Exhibit 99.1 press release.

The information in Item 2.02 of this Current Report on Form 8-K, including Exhibit 99.1, is furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release dated February 25, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REPRO MED SYSTEMS, INC. (Registrant)

Date: February 25, 2020	By:	/s/ Karen Fisher
Karen Fisher Chief Financial Officer

Exhibit 99.1

KORU Medical Systems Announces Record 2019 Fourth Quarter and

Full Year Financial Results

Conference Call Scheduled for February 26 at 9:00 am ET

Q4 2019 Highlights

•	Net sales rose 45.7% to $6.2 million
•	Gross margin of 63.4%
•	Net loss narrowed to $0.1 million
•	Adjusted EBITDA increased 47.3% to $1.1 million

Full Year 2019 Highlights

•	Net sales rose 33.5% to a record $23.2 million
•	Gross margin increased to 64.1%
•	Net income of $0.6 million
•	Adjusted EBITDA increased 55.9% to $5.6 million
•	Cash & cash equivalents increased to $5.9 million

CHESTER, NY – February 25, 2020 – Repro Med Systems, Inc. dba KORU Medical Systems (NASDAQ: KRMD) (“KORU Medical” or the “Company”) today announced financial results for the fourth quarter (“Q4 2019”) and full year ended December 31, 2019.

“2019 was a milestone year for KORU Medical,” said Don Pettigrew, President and CEO.  “Four consecutive quarters of comparative net sales growth produced record annual net sales, expanded gross margins, net income of $0.6 million, and record Adjusted EBITDA of $5.6 million.  We continued our participation in multiple clinical trials, accelerated our international expansion plans, strengthened our leadership team, and capped off our Nasdaq up-listing by ringing the closing bell.”

He added, “As we look ahead to 2020, our focus is on capitalizing on multiple industry tailwinds in PIDD and CIDP, which combine to represent an estimated total addressable U.S. market of $300 million.  We are also growing our pharmaceutical relationships with an emphasis on new subcutaneous drugs coming to market, expanded indications beyond our primary disease states, and new geographic regions.  We look forward to the U.S. launch of the HIgH-Flo Super26™ Subcutaneous Safety Needle Set in Q1 2020, with anticipated full commercialization to follow shortly after.”

Q4 2019 Overview

Net sales rose 45.7% to $6.2 million in Q4 2019 from $4.3 million in Q4 2018, with growth in all product categories (pumps, needle sets, tubing).  This growth was driven by the Company’s continued success in expanding its U.S. presence in the Primary Immune Deficiency Disease (“PIDD”) and Chronic Inflammatory Demyelinating Polyneuropathy (“CIDP”) markets, higher international sales, greater clinical trial participation, and to a lesser extent price increases.

Gross profit in Q4 2019 rose to $3.9 million from $2.7 million in Q4 2018, primarily due to increased sales volume.  Gross margin of 63.4% was stable compared to 63.5% in Q4 2018, reflecting the integration of new hires in production during the quarter partially offset by price increases.

Total operating expenses for Q4 2019 rose to $4.1 million from $3.2 million in Q4 2018.  Selling, general & administrative expenses were $2.8 million, or 44.9% of net sales, compared to $2.7 million, or 62.8% of net sales in Q4 2018.  Research and development expenses increased to $0.3 million from $0.1 million in Q4 2018, reflecting expanded product development initiatives and increased headcount.  Litigation costs increased to $0.9 million from $0.3 million in Q4 2018, due to continued defense and increased legal activity against our competitor.  We have had several favorable rulings in the New York and Texas courts dismissing those cases and have filed motions for court costs and attorney fees of which one fee motion has been recommended to be granted by the Magistrate Judge in New York, and the fee motion in Texas is stayed pending appeal of the case.

Net loss for Q4 2019 narrowed to less than $0.1 million, or $0.00 per diluted share, from a net loss of $0.4 million, or $0.01 per diluted share, in Q4 2018.

Q4 2019 Adjusted EBITDA rose 47.3% to $1.1 million from Adjusted EBITDA of $0.8 million in Q4 2018.  Adjusted EBITDA excludes from net income: tax expense, depreciation and amortization, interest income, operating expenses associated with the Company’s organizational changes prior to March 31, 2019, litigation costs, and stock option expense.

Cash and equivalents as of December 31, 2019 totaled $5.9 million.  Cash flow of $2.1 million for the twelve months ended December 31, 2019 included a $1.8 million increase in accounts receivable as well as a $0.3 million increase in inventory both commensurate with sales growth. The increase also included $1.5 million in proceeds realized from the maturation of a Certificate of Deposit in Q2 2019 and $0.5 million associated with the exercise of warrants and options in 2019.

Non-GAAP Measures

This press release includes the non-GAAP financial measures of “Adjusted EBITDA” that are not in accordance with, nor an alternate to, generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. They are limited in value because they exclude charges that have a material effect on our reported results and, therefore, should not be relied upon as the sole financial measures to evaluate our financial results. The non-GAAP financial measures are meant to supplement, and to be viewed in conjunction with, GAAP financial results. A reconciliation of our non-GAAP measures is included in an attachment to this press release.

Conference Call

Management will host a conference call on Wednesday, February 26, 2020 at 9:00 am ET to discuss Q4 2019 and full year 2019 results and business activities.

Interested parties may participate in the call by dialing:

•	(877) 407-9753 (Domestic) or
•	(201) 493-6739 (International)

Webcast registration: Click Here

Following the live call, a replay will be available for six months on the Company’s website, www.korumedical.com under “Investor Relations.”

About KORU Medical Systems

KORU Medical Systems manufactures and commercializes innovative and easy-to-use specialty infusion solutions that improve quality of life for patients around the world.  The FREEDOM Syringe Infusion System currently includes the FREEDOM60® and FreedomEdge® Syringe Infusion Drivers, Precision Flow Rate Tubing™ and HIgH-Flo Subcutaneous Safety Needle Sets™. These devices are used for infusions administered in the home and alternate care settings.  For more information about the Company, please visit www.korumedical.com.

Forward-looking Statements

This press release may contain forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted include, among others, those risks and uncertainties included under the captions “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019, as amended, and our most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which are on file with the SEC and are available on our website at www.korumedical.com/investors and on the SEC website at www.sec.gov.  Additional information will also be set forth in our Annual Report on Form 10-K for the year ended December 31, 2019. All information provided in this release and in the attachments is as of February 25, 2020. Undue reliance should not be placed on the forward-looking statements in this press release, which are based on information available to us on the date hereof. We undertake no duty to update this information unless required by law.

Contacts:

The Equity Group Inc.

Devin Sullivan	Kalle Ahl, CFA
Senior Vice President	Vice President
212-836-9608	212-836-9614
mailto:dsullivan@equityny.com	kahl@equityny.com

REPRO MED SYSTEMS, INC.

BALANCE SHEETS

	December 31,	December 31,
	2019	2018
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$5,870,929	$3,738,803
Certificates of deposit	—	1,517,927
Accounts receivable less allowance for doubtful accounts of $32,645 and $37,500 for December 31, 2019, and December 31, 2018, respectively	3,234,521	1,425,854
Inventory	2,388,477	2,103,879
Prepaid expenses	387,396	246,591
TOTAL CURRENT ASSETS	11,881,323	9,033,054
Property and equipment, net	611,846	858,781
Patents, net of accumulated amortization of $288,967 and $239,581 at December 31, 2019 and December 31, 2018, respectively	807,135	632,156
Right of use assets, net	373,734	—
Deferred tax asset	188,241	1,466
Other assets	19,582	19,582
TOTAL ASSETS	$13,881,861	$10,545,039

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Deferred capital gain - current	$—	$3,763
Accounts payable	572,656	453,498
Accrued expenses	1,296,612	688,649
Accrued payroll and related taxes	190,265	421,714
Accrued tax liability	204,572	16,608
Finance lease liability - current	5,296	—
Operating lease liability - current	136,888	—
TOTAL CURRENT LIABILITIES	2,406,289	1,584,232
Finance lease liability, net of current portion	2,646	—
Operating lease liability, net of current portion	236,846	—
TOTAL LIABILITIES	2,645,781	1,584,232

STOCKHOLDERS’ EQUITY
Common stock, $0.01 par value, 75,000,000 shares authorized, 42,239,788 and 40,932,911 shares issued; 39,502,557 and 38,195,680 shares outstanding at December 31, 2019, and December 31, 2018, respectively	422,398	409,329
Additional paid-in capital	6,293,069	4,595,214
Retained earnings	4,864,817	4,300,468
	11,580,284	9,305,011
Less: Treasury stock, 2,737,231 shares at December 31, 2019 and December 31, 2018, respectively, at cost	(344,204)	(344,204)
TOTAL STOCKHOLDERS’ EQUITY	11,236,080	8,960,807
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$13,881,861	$10,545,039

REPRO MED SYSTEMS, INC.

STATEMENTS OF OPERATIONS

	For the Three Months Ended		For the Twelve Months Ended
	December 31,		December 31,
	2019	2018	2019	2018

NET SALES	$6,222,134	$4,271,001	$23,162,621	$17,353,737
Cost of goods sold	2,274,850	1,557,489	8,308,811	6,543,249
Gross Profit	3,947,284	2,713,512	14,853,810	10,810,488

OPERATING EXPENSES
Selling, general and administrative	2,794,861	2,682,838	9,771,744	8,196,562
Litigation	934,412	306,215	3,415,683	899,003
Research and development	290,020	80,389	740,475	241,124
Depreciation and amortization	87,635	80,362	340,229	309,263
Total Operating Expenses	4,106,928	3,149,804	14,268,131	9,645,952

Net Operating (Loss)/Profit	(159,644)	(436,292)	585,679	1,164,536

Non-Operating Income/(Expense)
Gain/(Loss) on currency exchange	2,529	(4,363)	(17,754)	(20,620)
(Loss)/Gain on disposal of fixed asset, net	(1,910)	(1,069)	47,830	4,930
Interest, net	21,572	15,015	80,663	28,104
TOTAL OTHER INCOME	22,191	9,583	110,739	12,414

INCOME BEFORE TAXES	(137,453)	(426,709)	696,418	1,176,950

Income Tax (Benefit)/Expense	(57,197)	(71,576)	132,069	266,380

NET (LOSS)/INCOME	$(80,256)	$(355,133)	$564,349	$910,570

NET INCOME PER SHARE

Basic	$0.00	$(0.01)	$0.01	$0.02
Diluted	$0.00	$(0.01)	$0.01	$0.02

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

Basic	39,502,152	38,202,539	38,778,074	38,128,260
Diluted	39,729,309	39,028,511	39,061,310	38,921,622

REPRO MED SYSTEMS, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$564,349	$910,570
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation expense	1,204,844	366,081
Depreciation and amortization	340,229	309,263
Gain on sale of fixed asset	(47,830)	(4,930)
Deferred capital gain	(3,763)	(22,480)
Deferred taxes	(186,775)	(23,141)
Provision for returns and doubtful accounts	(4,855)	(39,567)
Changes in operating assets and liabilities:
(Increase)/ Decrease in accounts receivable	(1,803,812)	475,662
Increase in inventory	(284,598)	(445,198)
Increase in prepaid expense	(140,805)	(75,852)
Decrease in other assets	—	12,000
Increase/(Decrease) in accounts payable	119,158	(900)
(Decrease)/Increase in accrued payroll and related taxes	(231,449)	86,811
Increase in accrued expense	607,963	30,589
Increase/(Decrease) in accrued tax liability	187,964	(99,246)
NET CASH PROVIDED BY OPERATING ACTIVITIES	320,620	1,479,662

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for capital expenditures	(201,174)	(297,018)
Payments for patents	(224,365)	(184,148)
Purchase of certificate of deposit	—	(1,500,000)
Proceeds from certificates of deposit	1,517,927	245,342
Proceeds on sale of fixed assets	217,821	6,000
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	1,310,209	(1,729,824)

CASH FLOWS FROM FINANCING ACTIVITIES
Stock issuances	508,900	51,250
Finance lease	(4,783)	—
Payment for cancelled shares	(2,820)	(36,821)
NET CASH PROVIDED BY FINANCING ACTIVITIES	501,297	14,429

Net Increase (Decrease) in CASH AND CASH EQUIVALENTS	2,132,126	(235,733)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,738,803	3,974,536
CASH AND CASH EQUIVALENTS, END OF YEAR	$5,870,929	$3,738,803

Supplemental Information
Cash paid during the years for:
Interest	$342	$—
Taxes	$130,879	$378,000
NON-CASH FINANCING AND INVESTING ACTIVITIES
Issuance of common stock as compensation	$316,525	$118,041

REPRO MED SYSTEMS, INC.

RECONCILIATION OF NON-GAAP MEASURES

	Three Months Ended		Twelve Months Ended
Reconciliation of GAAP Net Income	December 31,		December 31,
to Non-GAAP Adjusted EBITDA:	2019	2018	2019	2018
GAAP (Loss)/Net Income	$(80,257)	$(355,133)	$564,349	$910,570
Tax (Benefit)/Expense	(57,197)	(71,576)	132,069	266,380
Depreciation/Amortization	87,635	80,362	340,229	309,263
Interest Income, Net	(21,572)	(15,015)	(80,663)	(28,104)
Reorganization Charges	—	612,779	354,926	996,447
Litigation	934,412	306,215	3,415,683	899,003
Stock Option Expense	247,544	196,448	888,319	248,040
Non-GAAP Adjusted EBITDA	$1,110,565	$754,080	$5,614,912	$3,601,599